UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 29, 2024

OceanTech Acquisitions I Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-40450	85-2122558
(Commission File Number)	(IRS Employer Identification No.)

515 Madison Avenue, Suite 8133

New York, New York 10022

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (929) 412-1272

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	OTECU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	OTEC	The Nasdaq Stock Market LLC
Redeemable Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	OTECW	The Nasdaq Stock Market LLC

*Registrant was suspended from trading on Nasdaq on January 24, 2024. Registrant’s market maker received approval of its Form 211 from FINRA on April 24, 2024 to begin trading over the counter with the symbol “OTAC” pending resolution with Nasdaq.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On May 29, 2024, The Nasdaq Stock Market (“Nasdaq”) notified OceanTech Acquisitions I Corp., a Delaware corporation (the “Company”, “OceanTech” or “OTEC”), with registration number 333-273186, that The Nasdaq Hearings Panel (“Panel”) determined to delist the securities of the Company from Nasdaq due to the Company’s failure to comply with the terms of the April 18, 2024 decision by the Nasdaq Listing & Hearing Review Council in this matter.

The Company expects that Nasdaq will file a Form 25 with the U.S. Securities and Exchange Commission (the “Commission”) to delist its securities, and that the delisting will become effective ten days after Nasdaq files the Form 25 with the Commission to complete the delisting. The Company thereafter expects to file a Form 15 with the Commission to terminate the registration of its securities under the Securities Exchange Act of 1934, as amended.

The Company was previously suspended from trading on Nasdaq on January 24, 2024, and has not traded on Nasdaq since that time. The Company’s market maker received approval of its Form 211 from FINRA on April 24, 2024 to begin trading over the counter with the symbol “OTAC” pending resolution with Nasdaq.

On May 30, 2024, Nasdaq confirmed the initial listing application for the post-closing company would not be approved.

Item 8.01	Other Events.

Termination of the Merger Agreement

On June 3, 2024, the Company sent a notice to Regentis stating that the Company terminates the Merger Agreement, effective immediately, in accordance with the provisions of Section 6.1(g) and 7.1(b) thereof. Since the date the Merger Agreement was signed, the listing application with Nasdaq in connection with the Transactions was not approved and the Merger Consideration was not listed on Nasdaq subject to official notice of issuance. The Company reserves the right to terminate the Merger Agreement on additional grounds as well. Capitalized terms not otherwise defined in this paragraph have the meanings ascribed to them in the Merger Agreement, and section references in this notice are references to sections of the Merger Agreement.

Dissolution and Liquidation of the Company

The Company’s existing certificate of incorporation dated as of May 27, 2021, as amended on December 1, 2022 by that certain First Amendment to the Amended and Restated Certificate of Incorporation, as further amended on May 30, 2023 by that certain Second Amendment to the Amended and Restated Certificate of Incorporation, and as further amended on September 5, 2023 by that certain Amendment to the Amended and Restated Certificate of Incorporation and as may be further amended (collectively, the “Existing OTEC Charter”) requires the Company to complete its initial business combination by June 2, 2024. The Company did not complete the initial business combination by June 2, 2024; therefore, the Existing OTEC Charter requires the Company to, and the Company will:

(i) cease all operations except for the purpose of winding up,

(ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and

(iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

All terms in this section not defined herein shall have the meaning under the Existing OTEC Charter.

As of May 31, 2024, the per-share redemption price for the class A common stock of the Company was approximately $11.38 (the “Redemption Amount”), which will be further adjusted, as described below. In accordance with the terms of the related trust agreement, the Company expects to retain $100,000 of the interest and dividend income from the Company’s trust account to pay dissolution expenses. The balance of the Company’s trust account, including the reduction for the dissolution expenses, as of May 31, 2024 was approximately $9,256,615.63. The Company is calculating taxes due for 2023 and 2024 that will be removed from the trust account prior to any Redemption Amount being paid to the holders of the Company’s public shares upon presentation of their respective share or unit certificates or other delivery of their shares or units to the Company’s transfer agent, Continental Stock Transfer & Trust Company. The number of remaining public shares of the Company as of May 31, 2024 was 812,715.

Beneficial owners of the Company’s public shares held in “street name,” however, will not need to take any action in order to receive the Redemption Amount. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless.

After June 2, 2024, the Company shall cease all operations except for those required to wind up its business.

On June 3, 2024, the Company issued a press release announcing its termination of the Merger Agreement and the liquidation described in this Item 8.01. A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Statements

This Filing is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Business Combination and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Filing. To the fullest extent permitted by law under no circumstances will Regentis, OceanTech, Merger Sub, Sponsor or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Filing, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Filing does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of OceanTech, Regentis or the Business Combination. Readers of this Filing should each make their own evaluation of OceanTech and Regentis and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This Filing contains certain “forward-looking statements” within the meaning of the federal securities laws, including statements regarding the potential Agreement, the completion of the Business Combination and the expected listing on Nasdaq, and OceanTech’s and Regentis’ expectations, plans or forecasts of future events and views as of the date of this Filing. OceanTech and Regentis anticipate that subsequent events and developments will cause OceanTech’s and Regentis’ assessments to change. These forward-looking statements, which may include, without limitation, words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will”, “could,” “should,” “believes,” “predicts,” “potential,” “might,” “continues,” “think,” “strategy,” “future,” and similar expressions, involve significant risks and uncertainties (most of which factors are outside of the control of OceanTech or Regentis). Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (2) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the securities; (3) the risk that the Business Combination may not be completed by OceanTech’s business combination deadline; (4) the inability to complete the Business Combination, including but not limited to due to the failure to obtain approval of the stockholders of OceanTech or Regentis for the Merger Agreement, to satisfy the minimum net tangible assets and minimum cash at closing requirements, to receive certain governmental, regulatory and third party approvals or to satisfy other conditions to closing in the Merger Agreement; (5) the failure to achieve the minimum amount of cash available following any redemptions by OceanTech’s stockholders; (6) the inability to obtain or maintain the listing of OceanTech’s common stock on Nasdaq following the Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq’s initial listing standards in connection with the consummation of the Business Combination; (7) the effect of the announcement or pendency of the Business Combination on Regentis’ business relationships, operating results, and business generally; (8) risks that the Business Combination disrupts current plans and operations of Regentis; (9) the inability to realize the anticipated benefits of the Business Combination and to realize estimated pro forma results and underlying assumptions, including but not limited to with respect to estimated stockholder redemptions and costs related to the Business Combination; (10) the possibility that OceanTech or Regentis may be adversely affected by other economic or business factors; (11) changes in the markets in which Regentis competes, including but not limited to with respect to its competitive landscape, technology evolution, or regulatory changes; (12) changes in domestic and global general economic conditions; (13) risk that Regentis may not be able to execute its growth strategies; (14) the risk that Regentis experiences difficulties in managing its growth and expanding operations after the Business Combination; (15) the risk that the parties will need to raise additional capital to execute the business plan, which may not be available on acceptable terms or at all; (16) the ability to recognize the anticipated benefits of the Business Combination to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Regentis to grow and manage growth economically and hire and retain key employees; (17) risk that Regentis may not be able to develop and maintain effective internal controls; (18) the risk that Regentis may fail to keep pace with rapid technological developments to provide new and innovative products and services, or may make substantial investments in unsuccessful new products and services; (19) the ability to develop, license or acquire new products and services; (20) the risk that Regentis is unable to secure or protect its intellectual property; (21) the risk of product liability or regulatory lawsuits or proceedings relating to Regentis’ business; (22) the risk of cyber security or foreign exchange losses; (23) changes in applicable laws or regulations; (24) the outcome of any legal proceedings that may be instituted against the parties related to the Merger Agreement or the Business Combination; (25) the impact of the global COVID-19 pandemic and response on any of the foregoing risks, including but not limited to supply chain disruptions; and (26) other risks and uncertainties identified in the Form S-4, including those under “Risk Factors” therein, and in other filings with the SEC made by OceanTech. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of OceanTech’s Form S-4 and definitive proxy statement, Annual Report on Form 10-K, and Quarterly Reports on Form 10-Q filed with the SEC with respect to the Business Combination, and other documents filed by OceanTech from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of factors is not exhaustive, are provided for illustrative purposes only, and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Forward-looking statements speak only as of the date they are made. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither OceanTech nor Regentis presently know or that OceanTech and Regentis currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. OceanTech and Regentis anticipate that subsequent events and developments will cause OceanTech’s and Regentis’ assessments to change. However, while OceanTech and Regentis may elect to update these forward-looking statements at some point in the future, OceanTech and Regentis specifically disclaim any obligation to do so. Neither OceanTech nor Regentis gives any assurance that OceanTech or Regentis, or the combined company, will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements, and they should not be relied upon as representing OceanTech’s and Regentis’ assessments as of any date subsequent to the date of this Filing.

Item 9.01. Exhibits.

Exhibit Number	Description of Exhibit
10.1	Notice of Termination by OTEC to Regentis dated June 3, 2024.
99.1	Press Release dated June 3, 2024.
104	Cover Page Interactive Data File (embedded with the Inline XRBL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANTECH ACQUISITIONS I CORP.

By:	/s/ Surendra Ajjarapu
Name:	Surendra Ajjarapu
Title:	Chief Executive Officer (Principal Executive Officer)

Date: June 3, 2024